SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              --------------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  EduLink Inc.
--------------------------------------------------------------------------------
           (Exact name of the registrant as specified in its charter)

                  Nevada                                    95-4562316
         -------------------------------                 ----------------
         (State or other jurisdiction of                 (I.R.S. employer
          Incorporation or Organization)                 Identification no.)

                450 North Beverly Drive
                Suite 602
                Beverly Hills, California                       90210
         ----------------------------------------          ----------------
         (Address of principal executive offices)             (Zip code)

        Registrant's Telephone number, including area code (310) 247-7800

        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Names of each exchange on which
          to be so registered                 Each class is to be registered
          -------------------                -------------------------------
                 None                                      N/A
--------------------------------------------------------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

         ITEM 1:  BUSINESS

         (a)      General Development of Business.

         The registrant was originally incorporated in January 1994 in Nevada under the name URREA Enterprises, Inc. ("URREA") and was engaged in the business of extracting minerals. In October, 1999, URREA agreed to acquire 100% of the issued and outstanding common stock shares of EduLink Inc., a California corporation, in exchange for 7,776,000 shares of URREA's common stock.

        Prior to the acquisition of EduLink URREA effected a forward stock split of its issued and outstanding shares on a 50:1 basis, which increased its outstanding shares of common stock from 5,180,450 to 259,022,500, as well as the number of shares of common stock to be issued and delivered in exchange for the shares of EduLink. At the closing on October 27, 1999, EduLink merged with and into URREA in exchange for 388,800,000 shares of URREA common stock and URREA changed its name to EduLink Inc.

         EduLink Inc. is engaged in the design, development and marketing of an Internet educational service program, called the "EduLink Global Smart Schoolhouse(sm)", which will offer to schools and homes: (i) a comprehensive school information management and communications system; and (ii) an individualized standards based and nationally recognized 4th through 12th grade curriculum with the appropriate instructional strategies and student assessment (the "Schoolhouse System"). It is intended that this service will be utilized by four separate categories of end users: students, parents, teachers, and school administrators. The service will be provided, without charge, over the Internet.

         From July, 1996, through approximately April, 1998, EduLink developed an initial business plan for the Schoolhouse System, built a prototype Website, produced a limited number of educational content lesson plans and developed an initial template to construct educational content. From April 1998 to date, EduLink re-defined the business plan for the Schoolhouse System, redeveloped the structure and methodology for building interdisciplinary and interactive lessons as well as "Virtual Labs" utilizing inquiry based instruction and re-developed the architectural concepts for the Schoolhouse System. To date, EduLink has not produced material aspects of the Schoolhouse System, nor does EduLink currently have the financial resources or personnel to undertake such production. EduLink intends to initially develop, produce, beta test and launch the Schoolhouse System for the 7th and 8th grades and estimates that approximately $9.5 Million will be required to complete such activities and to pay sums currently owed by EduLink to third parties.

         EduLink's corporate offices are located at:

             450 North Beverly Drive                  5743 Corsa Avenue
                   Suite 602              and             Suite 207
         Beverly Hills, California 90210      Westlake Village, California 91362
            Telephone (310) 247 7800               Telephone (818) 874-1273


         (b)      Financial Information about Segments.

         EduLink operates in one business segment, the design, development and sale of educational products.

         (c)      Narrative Description of Business.

GENERAL

         Generally it is expected that the Schoolhouse System will provide:

         * a comprehensive information management and communication service with programs uniquely tailored to school, student and parent needs, such as an electronic filtered 24 hour daily news feed, an EDU-chat room, free EDU-mail, tutorial services, school stores, and student schedules;

         * interdisciplinary curriculum content, such as developing units, lessons, and activities by drawing from two or more forms of content disciplines (for example, combining language arts, math and science within the context of history) and cross age curriculum content, that is combining the curriculum content to fit the needs of the two grades, such as 7th grade 13 years old students with 8th grade 14 years old students;

         * the integration of quality multi-media educational content, educational assessment, and teacher instructional strategies in a web based environment;

         * educational curriculum content and student skill proficiencies based upon national standards;

         * a 4th through 12th U.S.A. public and private school curriculum, including units, lesson and activities;

         * a Global Smart Schoolhouse that can be adapted to a worldwide educational audience and made specific to a country's national education agenda;

         * two minute video teasers and/or simulated games as introductions to the curriculum units;

         * a means to fully use the Internet so as to enhance student collaboration;

         * a 3D Virtual World Smart Lab with emphasis on inquiry and design based learning;

         * an electronic essay grader and a student essay tutorial program;

         * teacher, student, and parent tools to enhance learning, such as thesaurus, dictionary, encyclopedia, atlas, word processor, calculator, cognitive mapping, inquiry steps and intelligent student coaching;

         * archived audio, video, still pictures and data from nationally recognized content organizations housed inside the EduLink teacher curriculum center; and

         * a teacher authoring tool kit to publish teacher created lessons inside the Global Smart Schoolhouse.

         EduLink expects to rollout its service in stages. The Schoolhouse System for the 7th and 8th grades is expected to be beta tested in January, 2001, and launched in September, 2001. In each succeeding twelve months, EduLink expects to beta test and launch the service for two additional grades (e.g. 9th-10th, 5th-6th and 3rd-4th) until the total service and products are in the market by January, 2005.

         EduLink plans to market the Schoolhouse System to public and private schools throughout the United States, to homes of school aged children (inclusive of homeschoolers) and to homes of grandparents and relatives of school aged children.

         Schools will receive the service at no charge. Homes will receive the System's basic service at no charge and will have access to the System's premium services for a nominal monthly access fee. EduLink intends to reach schools and homes by taking a multiple front approach, inclusive of direct sales and telemarketing, through alliances with companies that have substantial regional and national presence in school and/or home markets, such as local telephone companies, cable companies, computer companies, internet service providers, cross promotion with companies attempting to reach demographics similar to those of Company and public relations activities which illustrate the academic value of Company's content. EduLink believes it will generate revenue from the following sources:

         *         home subscriptions for premium services;

         * transactional revenue from the school store and links to other websites;

         * corporate sponsorship in the 3D Virtual World Smart lab design based problems;

         * traditional corporate advertising and sponsorships within the commercial zones;

         *         corporate underwriting in various forms;

         *         international franchises; and

         *         federal grants.

         The Schoolhouse System concept was developed by Dr. Ronald R. Rescigno, a co-founder, co-Chairman and President of EduLink. Dr. Rescigno was formerly the Superintendent of a California public school district and was responsible for that district's award winning interactive and computer-oriented learning programs.

CURRENT STATUS

         From July, 1996, through approximately April, 1998, EduLink developed an initial business plan for the Schoolhouse System, built a prototype Website, produced a limited number of educational content lesson plans and developed an initial template to construct educational content. From April 1998 to date, EduLink re-defined the business plan for the Schoolhouse System, redeveloped the structure and methodology for building interdisciplinary and interactive lessons as well as "Virtual Labs" utilizing inquiry based instruction and re-developed the architectural concepts for the Schoolhouse System. To date, EduLink has not produced material aspects of the Schoolhouse System, nor does EduLink currently have the financial resources or personnel to undertake such production. EduLink intends to initially develop, produce, beta test and launch the Schoolhouse System for the 7th and 8th grades and estimates that approximately $9.5 Million will be required to complete such activities and to pay sums currently owed by EduLink to third parties.
                                       4

THE SAATCHI AGREEMENT

         From approximately February 1997 through April 1998, Saatchi provided production and consulting services in connection with the Schoolhouse System. In January 1998, Saatchi and EduLink Inc. executed an agreement, effective as of July 1997, pursuant to which Saatchi agreed to provide various services, including but not limited to designing and establishing a website for the Schoolhouse System (the "Saatchi Agreement"). Pursuant to the terms of the Saatchi Agreement, EduLink executed and delivered an $850,000 note to Saatchi relating to fees owed for past services through December 1997. In addition, pursuant to the Saatchi Agreement, Saatchi claimed additional fees of $548,000 as of June 10, 1998, which charges were disputed by EduLink.

         Pursuant to the provisions of the Saatchi Agreement, EduLink's ownership of the intellectual property Saatchi developed pursuant to the Saatchi Agreement was subject to it making all required payments to Saatchi under the Saatchi Agreement and Saatchi Note. The rights at issue are the GUI, or graphical user interface, developed for the three existing prototype websites and for the six prototype web based lesson plan Internet prototypes.

         From April 1998, the date Saatchi discontinued services, the Schoolhouse System concept went through substantial modifications, rendering the intellectual property developed by Saatchi with respect to educational lesson plans and templates antiquated for EduLink's purposes.

          On January 5, 2000, Saatchi and EduLink entered into an agreement to settle their differences under the following terms:

         * EduLink's total obligation to Saatchi, inclusive of sums due under the Saatchi Note, was reduced to $1,000,000 payable out of 15% of the net proceeds, obtained by EduLink from its financing activities;

         * interest at prime plus one percent (1%) will accrue on the $1,000,000 debt, commencing as of January 1, 2000, if, but only if the debt is not paid by December 31, 2000;

         * in lieu of 31,000,000 shares and 14,000,000 warrants that were to be issued to Saatchi under the Saatchi Agreement, Saatchi will receive 11,435,000 shares of EduLink's common stock;

         * EduLink agreed that it would pay Saatchi by January 15, 2000, the difference between $100,000 and the sums theretofore paid to Saatchi under the settlement agreement; by April 30, 2000, the difference between $400,000 and the sums theretofore paid to Saatchi under the settlement agreement; and by December 31, 2000, the difference between $600,000 and the sums theretofore paid to Saatchi under the settlement agreement. EduLink paid Saatchi $100,000 on January 5, 2000.

         * the Company will assign the Schoolhouse program's intellectual property rights to Saatchi if the $1,000,000 obligation is not paid by December 31, 2001.

SCHOOLS, TEACHERS, STUDENTS AND PARENTS

         EduLink intends that the Schoolhouse System will be developed for and used by the four essential categories of end users in the educational process; school administrators, teachers, students and parents.

         SCHOOL ADMINISTRATORS. The portion of the Schoolhouse System designed for school administrators will serve as the administrative arm of the Schoolhouse System in a particular school and is intended to, among other things, detail school district resources and Internet technology capabilities. Other special features will include information templates on class reunions and school activities as well as a general school wide information guide.

         TEACHERS. It is planned that teachers will have access to all Schoolhouse System curriculum units, lessons, news feeds, video teasers, the virtual lab and the inquiry and designed base problems and tools. Teachers will be able to use the Schoolhouse System to enhance their existing programs and to allow them more time to individualize instruction. By using the time saving tools, such as the electronic essay grader and the inquiry based tool kit, teachers will become facilitators of the student's learning experiences rather than dispensers of knowledge. Teachers will be able to guide students into inquiry and design based learning while coaching them to interact and collaborate with students in other geographical areas of the world. Teachers will be able to use the system to assess student performance, to collaborate with students on writing exercises to solve academic and real time problems, to create lessons from the news feeds and from the banks of archived resources using the EduLink electronic authoring tools, to exchange information instantaneously with other educators, and to communicate quickly and directly to parents.

         STUDENTS. Students will be able to access the Schoolhouse System at home allowing them to supplement and enhance their learning. Students will be able to review their course work, obtain materials and interactive resources related to their course work and, if necessary, receive direct tutorial aid. The portion of the Schoolhouse System designed for students is intended to have, among other things, the applicable educational information for the grade of the particular student courses, daily lessons and related materials, as well as a school information guide to help organize a student's schedule, events, sports activities and clubs. Students will be able to access, with the touch of a finger tip, student-run web pages, current news events, updated bus schedules and a daily read out on their teachers, classes and activities. Students will also have their assignment lists and personal "lockers" with their own private passwords to record their outside activities, appointments and errands.

         PARENTS. Through the use of the Schoolhouse System, parents will have the ability to interact directly with a variety of persons involved in their child's education including teachers, guidance counselors and career counselors. For college-bound students, all of the pertinent information relating to prospective colleges, scholarships, financial aid and sample SAT and ACT tests will be available to parents. Parents will be able to maintain direct contact with teachers, school administrators, coaches and other parents through a special PTA menu. They will be able to schedule"chat" sessions on a regular basis and at their own convenience. "Chat" sessions and bulletin board postings will allow parents to participate by sharing experiences with parents of same age students around the city, state, nation, and world. Parents will be able to enter the virtual school storefront and shop for educational merchandise at discounted rates. The majority of the virtual school storefront merchandise will be rated and endorsed by EduLink.

         DELIVERY OF AND ACCESS TO THE SCHOOLHOUSE SYSTEM

         EduLink has developed a demonstrable prototype Internet Website for the Schoolhouse System. It is intended that school administrators, teachers, students and parents, free of charge, will access the Website through desktop computers. The Website currently is in its' embryonic stage and only has minimal, basic available information regarding the Schoolhouse System. Within each end user group, a member of a particular group will only have access to certain information and services. For example, students will receive access codes allowing them access to the curriculum services, but not to the grades or records of other students. Only a student's teacher and school administrator will have such access. Each end user will have a personal identification code, which will allow them access to their private information.

         EduLink believes that parents will want access to the Schoolhouse system not only to provide their children with access to the Schoolhouse system at home, but also to allow the parents to become more involved in their child's educational experiences. The parents of homeschoolers will be able to access all the course requirements in the form of units, lessons, and activities, which will satisfy the legal requirements of home schooling. EduLink anticipates a significant penetration into the homeschooler market. Parents using their own personal access code will be able to interact with their child's school program from any computer with access to the Internet.

POTENTIAL SOURCES OF REVENUE

         As indicated elsewhere herein, since the Schoolhouse System is in the embryonic development stage, as of the date hereof EduLink has not generated any revenues and none can be expected to be generated until the Schoolhouse System is fully developed and marketed to, among others, the school districts and the homes of the school age children.

          EduLink if it is able to fully develop and market the Schoolhouse System, expects to derive revenue primarily from the following sources:

          *         home subscriptions for premium services;

          * transactional revenue from the school store and links to other websites;

          * corporate investment in the 3D Virtual World Smart lab design based problems;

          * traditional corporate advertising and sponsorships within the commercial zones;

          *         corporate underwriting in various forms;

          *         international franchises; and

          *         federal grants.

COMPETITION

         Although, to EduLink's knowledge, there are no other companies engaged in the identical type of business to be conducted by EduLink the market for companies with similar ideas and educational related materials is highly and intensely competitive. EduLink will be in direct competition with companies with significantly longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than that of EduLink. Competitors of EduLink include education curriculum software companies such as Edscape Corporation, Lightspan Networks, Inc., Softkey International, Inc., National Education Corporation, Davidson and Associates, Inc., Scholastic Corporation, Broderbund Software, Inc., Knowledge Adventure, Inc., Jostens LLC, CNN Newsroom, PBS Mathline, CTB McGraw Hill, Net School/ACTV Inc., e School and CCC Inc. a subsidiary of Simon and Schuster now owned by Peason Pic. Moreover, other entities not currently in this industry may in the future attempt to launch a business identical to EduLink. EduLink's competitors may develop products comparable or superior to those developed by EduLink adapt more quickly than EduLink to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and license of their products than EduLink. Accordingly, there can be no assurance that competition will not intensify or that EduLink will be able to compete effectively in its proposed market.

MANUFACTURING, DISTRIBUTION

         EduLink will not manufacture or distribute the software, but intends to contract with third parties for the manufacturing, packaging, marketing and distribution functions with regards to any Software which it develops.

EMPLOYEES-ALLIANCES:

         EduLink currently has three employees, namely, Michael Rosenfeld, Dr. Ronald Rescigno and Ian Rescigno. In addition, EduLink has entered into agreements with the following individuals and entities:

* For content development, research grants, and online educational tutorial experts -McGuire and Associates, headed by Kathleen McGuire, Ph.D., director of UCLA Extension's Distance Learning Programs; Los Angeles, California;

* For content oversight, including units, lessons, activities and the design and inquiry based problems within the 3D virtual world and endorsement - Professor Gary B. Nash, Ph.D., Project Co-Director for the National Standards for History, National Center for History in the Schools, University of California, Los Angeles, UCLA;

* For data base engineering, front end graphic design services, 3D Virtual World Design, and the Graphic User Interface (GUI) for design and inquiry based problems - Science Applications International Corporation (SAIC), Center for Advanced Information Technology, Annapolis, Maryland;

* For teacher, parent and student filtering and curriculum development tool and the teacher curriculum center - SAIC, Center for Advanced Information Technology, Annapolis, Maryland;

* For the inquiry based software and tool kit - SAIC, Center for Advanced Information Technology, Annapolis, Maryland;

* For research and educational marketing - McGuire and Associates, headed by Kathleen McGuire, Ph.D., director of UCLA Extension's Distance Learning Programs; Los Angeles, California.

TRADEMARKS AND COPYRIGHTS

         EduLink has obtained a trademark for its corporate logo including the design plus words and letters. Additionally, EduLink is in the process of researching and applying for a servicemark for the EduLink Global Smart Schoolhouse and the History Hopper. EduLink believes that any software it is able to develop in the future will be proprietary and it will attempt to protect such software under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. Software products are susceptible to unauthorized copying. It may be possible for unauthorized third parties to copy or to reverse engineer EduLink's products. As the number of interactive software products in the market increases and the functionality of these products further overlaps, EduLink believes that interactive software will increasingly become the subject of claims that such software infringes on the property of others.

         As disclosed above, EduLink may lose those intellectual property rights derived from services performed by Saatchi under the Saatchi Agreement if EduLink fails to pay sums due Saatchi by December 31, 2001.

LITIGATION

         EduLink is not a party to any legal proceedings and is not aware of any pending or threatened legal proceedings.

AVAILABLE INFORMATION

         EduLink has filed with the Securities and Exchange Commission this Registration Statement on Form 10 under the Securities Exchange Act of 1934. For further information with respect to EduLink reference is made to the documents filed as exhibits to the Form 10. Statements contained in this Form 10 regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the Form 10 Registration Statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as EduLink that file electronically with the Commission.

         ITEM 2:           FINANCIAL INFORMATION.

         The following information has been derived from the financial statements of the Company. Such information should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 1998 and 1999 appearing elsewhere in this Registration Statement.

                             SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                    AS OF AND FOR THE YEARS ENDED DECEMBER 31

Income statement:                1999       1998       1997       1996
                                ------     ------     ------     ------
                                                   (Unaudited) (Unaudited)
Revenue                         $   --     $   --     $   --     $   --

Software development expenses   $ (121)    $  897     $1,840     $  305

Operating expenses              $  145     $  143     $  246     $  128

Net loss                        $   24     $1,040     $2,086     $  433


MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         The following discussion is provided to afford the reader an understanding of the major elements of the Company's financial condition, results of operation, capital resources and liquidity. It should be read in conjunction with the financial statements and notes thereto and other information appearing elsewhere in this Registration Statement.

Overview

         EduLink, Inc. is engaged in the design, development and marketing of an internet educational web based software service program to schools and homes. It is intended that this service will be utilized by students, parents, teachers and school administrators. The service will be delivered over the internet to personal computer users.

Results of Operations

Year Ended December 31, 1999 as Compared to Year Ended December 31, 1998

Revenue

        The Company is a development stage enterprise and has spent most of its efforts during the past three years in developing the School House System web based software initially for the 7th & 8th grades, which is intended to be beta tested in January 2001 and launched in September 2001. Accordingly, the Company has not generated any revenue to date.


Software Development Costs

        In January 1997, the Company contracted with an outside software development vendor to provide production and consulting services in connection with the web based Schoolhouse System.

        Software development expenses decreased by 98% to $(121,000) in 1999 from $897,000 in 1998. The credit to software development cost in 1999 arose from the adjustment of a disputed liability relating to work done in 1997 and 1998 which was recorded in the books in those years. The adjustment was accounted for as a change in accounting estimate and accordingly resulted in a net credit to software development cost during 1999. In addition, during 1999, the Company was conceptualizing its business plan and focusing on how to utilize the development work completed during 1998.

        Software development costs include amounts paid to the software development vendor, school teachers and other consultants.

General and Administrative Expenses

        General and administrative expenses in 1999 in the aggregate were in line with 1998. These expenses consisting primarily of rent, salaries and legal and professional fees amounted to $125,000 in 1999 as compared with $123,000 in 1998.

Year Ended December 31,1998 as Compared with Year Ended December 31, 1997

Software Development Costs

        Software development costs decreased by $944,000 or 51% from $897,000 in 1998 as compared with $1,840,000 in 1997. These comprised of expenditures on School House Software development paid to the vendor amounting to $604,000 in 1998 as compared with $920,000 in 1997 and fees paid to consultants and other contractors of $161,000 in 1998 as compared with $799,000 in 1997. In general, software development costs decreased in 1998 as the Company stopped further production and development of the web based software and focused on developing its business plan, which included strategic planning and reengineering.

General and Administrative Expenses

        General and administrative expenses decreased by $16,000 or 49% to $123,000 in 1998 as compared with $240,000 in 1997. The decrease was attributable to decrease in travel, legal and professional and office expenses.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

         Software development costs increased by $1,535,000 from $306,000 in 1996 to $1,840,000 in 1997. This was primarily due to $920,000 paid to Saatchi & Saatchi for the development and production of the School house System and $798,000 paid to consultants, contractors and teachers in connection with the development of the School House System.

GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses increased by $107,000 or 80% to $240,000 in 1997 as compared to $133,000 in 1996. The increase was primarily due to increase in legal and accounting fee of $80,000 incurred in connection with general business matters and raising capital, increase in office expenses of $17,000 and insurance expenses of $21,000.


Liquidity and Capital Resources

        Since 1996, we have financed our working capital needs through capital contributions by owners, private placements and bridge loans. As of December 31, 1999, we had cash in hand of approximately $74,000. Cash used in operations was $25,000, $203,000 and $1,455,000 in 1999, 1998 and since inception, respectively. Cash used in operations was primarily for consulting fees related to the design and development of computer software and general and administrative expenses. Since 1996 through November 1999, we have raised $1,375,000 through private placements and seed capital from one of our executives and approximately $376,000 in bridge loans. $50,000 of the bridge notes were repaid, and $125,000 worth of the bridge notes were converted into common stock in 1997.

        We estimate that we need approximately $8,500,000 for our ongoing software content development, content oversight, data base engineering, graphic design services, graphic user interface, curriculum development tool, information technology center, inquiry based software and for research and educational marketing among other things.

        In December 1999, we have offered through a private placement memorandum to sell approximately 190,000,000 shares at an offering price of $0.05 per share. The proceeds from this offering net of placement agent's fees and expenses is expected to be not less than $8,550,000. As of March 8, 2000, we have received subscriptions amounting to $1,187,500, including $100,000 received in December 1999 on which no fees or commission were due or payable.

         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable to the Registrant.

ITEM 3:           PROPERTIES.

 FACILITIES

         EduLink is utilizing a portion of the offices used by Michael Rosenfeld at 450 North Roxbury Drive, Suite 602, Beverly Hills, California 90210 as its administrative offices. EduLink also has its production offices located at 5743 Corsa Avenue, Suite 207, Westlake Village, California 91362.

ITEM 4:           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of EduLink's outstanding common stock by:

         * each person who is known by it to be the beneficial owner of 5% or more of its outstanding common stock;

         *        each director and executive officer individually;

         * and all executive officers and directors as a group, as of the date of this Registration Statement.

         EduLink believes that each of the beneficial owners of the common stock listed in the table, based on information furnished by such owner, has sole investment and voting power with respect to such shares.

                                                     BENEFICIAL OWNERSHIP

NAME & ADDRESS OF BENEFICIAL OWNER          NUMBER                PERCENTAGE (1)
Michael Rosenfeld (2)                       172,101,170 (3)       23.68%
Ronald Rescigno (2)                         173,816,469 (3)       23.92%
Ian Rescigno (2)                            34,305,000(4)         .05%
Kathleen McGuire(2)                         5,717,647 (5)         .01%
Dorothy Tucker (2)                          5,717,647 (5)         .01%
All executive officers and directors as a
group ( five persons)                       391,642,933           47.20%

---------------------------
(1) Calculated on the basis of 669,572,500 shares of common stock issued and outstanding. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days after the date of this registration statement. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on the date of this registration statement, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2) Address is c/o EduLink, Inc., 450 North Roxbury Drive, Beverly Hills, CA 90210.
(3) Includes 57,176,470 shares issuable upon exercise of warrants, at an exercise price of $.0022 per share, which expire on August 14, 2004.
(4) Consists of 34,305,000 shares issuable upon exercise of warrants, at an exercise price of $.0022 per share, which expire on January 31, 2007.
(5) Consists of 5,717,647 shares issuable upon exercise of warrants, at an exercise price of $.0022 per share, which expire on September 14, 2003.

ITEM 5:           DIRECTORS AND EXECUTIVE OFFICERS.

                                   MANAGEMENT

 DIRECTORS AND EXECUTIVE OFFICERS

         EduLink's directors and executive officers are comprised of the following individuals:

   NAME                       AGE     POSITION

   Michael Rosenfeld          57      Co-Chairman of the Board of Directors and
                                      Chief Executive Officer

   Ronald Rescigno            63      Co-Chairman of the Board of Directors and
                                      President

   Ian Rescigno               34      Senior Vice President - Operations

   Kathleen McGuire           45      Director

   Dorothy Tucker             50      Director

         MICHAEL ROSENFELD is Co Chairman and Chief Executive Officer of EduLink. Mr. Rosenfeld has spent approximately the last thirty years specializing in entertainment law with an emphasis on the music recording and publishing industry. Mr. Rosenfeld received his Bachelors of Arts degree from UCLA in 1964, and his L.L.B. from UCLA 1967, where he was also of the "Order of the Coif' and a member of the UCLA Law Review.

         RONALD R. RESCIGNO, Ed.D., D.H.L., Co-Chairman and President, EduLink Inc. Effective, January 1997, Dr. Rescigno retired as a public school superintendent in California. He served in the public schools of the United States for 39 years, 17 as a school superintendent. Dr. Rescigno holds two doctorates; the degree of Doctor of Humane Letters (honoris causa) awarded by Wilkes University, Wilkes-Barre, Pennsylvania, in 1989 for his international work in student learning and the integration of computer networked technology and a Doctor of Education degree awarded by the University of North Colorado, Greeley, Colorado in 1978. Dr. Rescigno received his Bachelor of Science degree from Wilkes College, Wilkes-Barre, Pennsylvania in 1958 and a Master of Arts degree from Columbia University, New York, New York, in 1967. He is the author of the book Smarter Classrooms - Smarter World and produced a video on the same subject. He is currently working on a sequel to the above book describing his vision of the cyberspace school-i.e., the Global Smart Schoolhouse.

         Dr. Rescigno has been a consultant on educational technology for the United Nations Industrial Organization (UNIDO) and a keynote speaker at numerous conferences, including the first United State/USSR Joint Conference on Computers, Education and Children, the State of Israel's Ministry of Industrial Seminar "Computerized Integrated Learning System Development and Implementation," the Digital World Conference in 1993 and the 1996 Harvard Business School International Conference. In 1990 Dr. Rescigno was appointed by the Governor of the State of California and served as Vice-Chair of the State Educational Technology Committee until 1995. He has been frequently asked to assist the U.S. Department of Education and the Department of Defense in educational technology issues and projects. Dr. Rescigno has also been a consultant and advisor to AT &T, GTE, IBM, SAIC, and other companies on the creation and management of virtual environments and how personnel would function in a virtual environment.

         Dr. Rescigno's leadership and accomplishments have been singled out by international, national and state reports for the development and implementation of public/private partnerships, for the seamless integration of multi-media computer assisted technology in teaching and learning, for outstanding and significant achievement in test results in low socio-economic neighborhood schools, for the development of "futuristic" and "state of the art" internet and intranet web based net working systems, and for his management skills in the use of scarce public funds to create innovative and engaging student learning and teaching environments.

         IAN RESCIGNO, Vice President - Operations, has responsibilities which include video production, content licensing and acquisition, strategic content partnerships, project management. In 1989, after Mr. Resicigno graduated from the University of California at Los Angeles with a degree in History, he founded ECO International, Inc. ECO's primary business goal revolved around the development of multimedia products. As an infant industry there was no established standard or models that could be followed. For electronic content development, ECO developed a synergistic model among content developers, design specialists, audio/video experts, and computer technologists. ECO became familiar with "brand indentification" and the creative process that must take place for a product to represent the look and feel of a quality multimedia product. ECO was personally involved in the development of a cost effective business model for multimedia by managing all phases of the production, marketing, and selling cycles.

         Mr. Rescigno was part of the design team that developed SOTA's Multi Media Curriculum System (MMCS) and implemented two (MMCS) research and development sites; one with World Ort in London, England and one with the Bulgarian Academy of Sciences in Sofia, Bulgaria. Mr. Rescigno brokered a distribution agreement with the Israel Center for Education Technology (CET) through Dynamind (an Israeli company) for the rights to sell the "Search and Solve" science software package in the U.S. and Canada. The product was integrated into SOTA's Multi Media Curriculum System. Prior to the Balkan unrest Mr. Rescigno worked with the United Nations Industrial Development Organization (UNIDO) to procure a grant to establish a training site in Belgrade, Yugoslavia and Sofia, Bulgaria in advanced manufacturing processes for developing nations.

         KATHLEEN MCGUIRE, Ph.D., is a Director of the Company. She currently is Project Director, Distance Learning Program, UCLA Extension, having received her B.A. and Masters from Cal Poly and her Ph.D. from UCLA Graduate School of Education and Information Studies.

         DOROTHY TUCKER, Ph.D., is a Director of the Company. Dr. Tucker received her Ph.D. in Psychology from California School of Professional Psychology and her Ph.D. in Counselor Education from Ohio State University. She currently serves as a member of the California State Bar Board of Governors and the President's Task Force on Urban Initiatives, among other things.

         ITEM 6:           EXECUTIVE COMPENSATION.

         Through 1999, the Chief Executive Officer has not received any compensation. Through 1999 no other executive officer has received compensation in excess of $100,000.

         On September 4, 1999, employment agreements were entered into between EduLink and each of Dr. Rescigno, Ian Rescigno and Michael Rosenfeld. The terms of these employment agreements include: an employment term through December 31, 2004; annual base compensation, commencing January 2000 of $150,000 for each of Dr. Rescigno and Mr. Rosenfeld, and $90,000 for Ian Rescigno, with bonuses based upon formulae relating to EduLink's revenue. In addition, each of Mr. Rosenfeld, Dr. Rescigno and Ian Rescigno have the right to receive warrants to purchase shares of EduLink's common stock as each of four separate deliverables are completed within specific time limits. Pursuant to the terms of Mr. Rosenfeld's agreement, he shall receive the sum of $10,000 per month in lieu of $10,000 in monthly compensation otherwise payable to him until his receipt of sums advanced to EduLink by Mr. Rosenfeld on an interest free basis during 1999 to lower overhead. Moreover, pursuant to the terms of Mr. Rosenfeld's agreement, it is anticipated that EduLink shall replace him as CEO with another individual and in such event, Mr. Rosenfeld shall remain with EduLink as Executive Vice President
- Business Development. Mr. Rosenfeld and Dr. Rescigno also had each previously been granted warrants to purchase 57,176,470 shares of common stock of EduLink.

         STOCK OPTION PLAN

         EduLink intends to establish a stock option plan to attract and retain key employees and directors of EduLink.

         ITEM 7:           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Mr. Rosenfeld advanced funds to or on behalf of EduLink during 1999 equal to $112,902.42, and EduLink has agreed to repay these funds to Mr. Rosenfeld on a periodic basis, such payments to be made in lieu of, and shall serve to reduce, the monthly compensation otherwise payable to him under the terms of his EduLink employment agreement. In addition, Mr. Rosenfeld has waived his right to receive reimbursement for $140,403.25 in sums advanced by him to or on behalf of EduLink during the years 1996, 1997 and 1998. Dr. Rescigno was reimbursed $22,500 by EduLink for expenses incurred in 1998 and 1999.

         ITEM 8:           LEGAL PROCEEDINGS.

         None.

         ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         EduLink's common stock is publicly traded on Nasdaq's over-the-counter Bulletin Board Market under the symbol "MYIQ".

         The following table sets forth the range of high and low bid prices for the EduLink's Common Stock for each quarterly period since its Common Stock began trading, as reported by brokers and dealers making a market in the capital stock. Such quotations reflect inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions:

                                                        HIGH        LOW

         Year ended December 31, 2000
         January 1 - March 6......................      1/2         2/11


                                                        HIGH        LOW

         Year ended December 31, 1999                   1/4         1/11
         Fourth Quarter...........................


         HOLDERS

         As of the date of this registration statement, there were approximately 110 record holders of EduLink's common stock.

         DIVIDENDS

         EduLink has not paid any cash or other dividends on its common stock since its inception and does not anticipate paying any such dividends in the foreseeable future. EduLink intends to retain any earnings for use in the Company's operations and to finance the expansion of its business.

         ITEM 10:          RECENT SALES OF UNREGISTERED SECURITIES.

         In October, 1999, URREA Enterprises, Inc. acquired of the issued and outstanding shares of the common stock of EduLink Inc., a California corporation, through a merger and stock-for- stock exchange exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1993. At the closing, the California corporation merged with and into URREA in exchange for 388,800,000 shares of URREA common stock and URREA changed its name to EduLink Inc.

         From January through March 8, 2000, EduLink sold 21,750,000 shares of its common stock, in units of 500,000 shares each, to 11 accredited investors at a price per unit of $25,000 pursuant to exemption under Regulation D of the Securities Act of 1933. EduLink paid no placement agent fees in connection with such financing transactions.

         ITEM 11:          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                           REGISTERED.

         EduLink is authorized to issue 1.5 billion shares of common stock, $.001 par value, per share. As of the date of this Form 10 Registration Statement, 669, 572,500 shares of common stock were issued and outstanding.

         Each share of common stock is entitled to one vote per outstanding share held on each matter submitted to a vote at a meeting of shareholders. Each shareholder may exercise such vote either in person or by proxy. Shareholders are not entitled to cumulate their votes for the election of Directors. There are no preemptive or other preferential rights to purchase additional shares of common stock. Upon liquidation, dissolution or winding-up of EduLink the holders of common stock are entitled to receive, pro rata, the assets of EduLink which are legally available for distribution to shareholders subject to the prior rights on liquidation of creditors. All of the issued and outstanding shares of common stock are validly authorized, fully paid and non-assessable.

         Dividends

         EduLink has not paid any cash dividends on its common stock. The present policy of the Board of Directors is to retain earnings to finance the operations and development of EduLink's business. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future.

Transfer Agent

         The transfer agent for the common stock is Standard Registrar and Transfer Company, 12528 South 1840 East, Draper, Utah 84020.

Reports to Stockholders

         EduLink by filing this Registration Statement, is registering its common stock under the provisions of Section 12(g) of the Securities Exchange Act of 1934, as amended. Such registration requires EduLink to comply with periodic reporting, proxy solicitation and certain other requirements of the Securities Exchange Act of 1934, as amended.

         ITEM 12:          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         EduLink's By-laws provide for indemnification of officers and directors to the fullest extent permitted by Nevada law. In addition, under EduLink's By-laws, no director shall be liable personally to EduLink or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that the Certificate of Incorporation does not eliminate the liability of directors for (i) any breach of the director's duty of loyalty to EduLink or its stockholders; (ii) acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.

         ITEM 13:          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         EduLink's financial statements are included in a separate Section of this Report following Item 15.

         ITEM 14: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

         ITEM 15:          FINANCIAL STATEMENTS AND EXHIBITS.

         Index to Financial Statement and Exhibits                    Page

         Report of Independent Certified Public Accountants...........  F-1

         Financial Statements
           Balance Sheets.............................................  F-2
           Statements of Operations...................................  F-3
           Statements of Stockholders' Deficit........................  F-4
           Statements of Cash Flows...................................  F-5
           Notes to the Financial Statements..........................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
EduLink, Inc.

We have audited the accompanying balance sheets of EduLink, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EduLink, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the years ended December 31, 1999, 1998, and 1997, the Company incurred net losses of $23,956, $1,040,237, and $2,086,226, respectively. In addition, the Company's net cash used in operating activities was $25,837, $203,875, and $885,562 for the years ended December 31, 1999, 1998, and 1997, respectively, and the Company's accumulated deficit was $3,589,686 and $3,565,730 as of December 31, 1999 and 1998,
respectively. In addition, successful completion of the Company's transition, ultimately, to the attainment of profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 8, 2000

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                  December 31,

--------------------------------------------------------------------------------

                                     ASSETS

                                                                    1999            1998
                                                                -----------     -----------
Current assets
     Cash ...................................................   $    74,103     $        --
                                                                -----------     -----------
                  Total current assets ......................   $    74,103     $        --
                                                                ===========     ===========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
     Book overdraft .........................................   $        --     $        60
     Bridge notes payable ...................................       200,000         200,000
     Accounts payable .......................................     1,284,357       1,970,774
     Due to related party ...................................       112,902         140,519
                                                                -----------     -----------
         Total current liabilities ..........................     1,597,259       2,311,353
                                                                -----------     -----------
Commitments and contingencies

Stockholders' deficit
     Common stock, $0.001 par value
         1,500,000,000 shares authorized
         647,822,500 and 388,800,000 shares issued and
         outstanding ........................................       647,823         388,800
     Shares committed to be issued ..........................       671,750              --
     Additional paid-in capital .............................       746,957         865,577
     Deficit accumulated during the development stage .......    (3,589,686)     (3,565,730)
                                                                -----------     -----------
              Total stockholders' deficit ...................    (1,523,156)     (2,311,353)
                                                                -----------     -----------
                  Total liabilities and stockholders' deficit   $    74,103     $        --
                                                                ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
            For the Years Ended December 31, 1999, 1998, and 1997 and
     for the Period from January 25, 1996 (Inception) to December 31, 1999

-------------------------------------------------------------------------------

                                                                                                       For the
                                                                                                    Period from
                                                                                                    January 25,
                                                     For the Year Ended                                 1996
                                                         December 31,                              (Inception) to
                                         ----------------------------------------------              December 31,
                                              1999              1998          1997                       1999
                                         -------------    -------------   -------------             -------------
Income
   Interest ..........................   $          --    $          --    $      2,052             $       6,818
                                         -------------    -------------    ------------             -------------
Expenses
   Software development costs ........        (121,070)         896,836       1,840,421                 2,921,814
   General and administrative ........         145,026          143,401         247,857                   674,690
                                         -------------    -------------    ------------             -------------
     Total expenses ..................          23,956        1,040,237       2,088,278                 3,596,504
                                         -------------    -------------    ------------             -------------
Net loss .............................   $     (23,956)   $  (1,040,237)   $ (2,086,226)            $  (3,589,686)
                                         =============    =============    ============             =============
Basic and diluted loss per share .....   $    0.000055    $      0.0027    $     0.0056             $      0.0092
                                         =============    =============    ============             =============
Weighted-average shares outstanding ..     433,630,817      388,800,000     372,557,966               390,281,195
                                         =============    =============    ============             =============

   The accompanying notes are an integral part of these financial statements.

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' DEFICIT
     For the Period from January 25, 1996 (Inception) to December 31, 1999

--------------------------------------------------------------------------------

                                                                                        Deficit
                                                           Shares                     Accumulated
                                 Common Stock            Committed    Additional      During the
                         ---------------------------       to be        Paid-In       Development
                            Shares          Amount        Issued        Capital          Stage          Total
                         -----------     -----------     ---------    ----------     ------------    -----------
Balance, January 25,
   1996 (Inception)..             --    $         --     $      --    $       --      $        --     $       --
Sale of common stock.     28,302,353          28,302                     594,575                         622,877
Shares issued to
   founders and
   professionals ....    276,754,118         276,754                    (276,754)                             --
Shares issued for
   investment banking
   services .........     58,300,000          58,300                     (33,300)                         25,000
Net loss ............                                                                   (439,267)       (439,267)
                         -----------     -----------     ---------    ----------      ----------     -----------
Balance, December
   31, 1996 .........    363,356,471         363,356            --       284,521        (439,267)        208,610
Sale of common stock.     20,531,471          20,532                     410,968                         431,500
Conversion of bridge
   notes ............      2,625,000           2,625                     172,375                         175,000
Shares issued to
   founders and
   professionals ....      2,287,058           2,287                      (2,287)                             --
Net loss ............                                                                 (2,086,226)     (2,086,226)
                         -----------     -----------     ---------    ----------     -----------     -----------
Balance, December
   31, 1997 .........    388,800,000         388,800            --       865,577      (2,525,493)     (1,271,116)
Net loss ............                                                                 (1,040,237)     (1,040,237)
                         -----------     -----------     ---------    ----------     -----------     -----------
Balance, December
   31, 1998 .........    388,800,000         388,800            --       865,577      (3,565,730)     (2,311,353)
Changes due to
   recapitalization..    259,022,500         259,023                    (259,023)                             --
Loan from
   stockholder
   contributed to
   capital ..........                                                    140,403                         140,403
Common stock
   subscription
   received .........                                      100,000                                       100,000
Common stock to be
   issued ...........                                      571,750                                       571,750
Net loss ............                                                                    (23,956)        (23,956)
                         -----------     -----------     ---------    ----------     -----------     -----------
Balance, December
   31, 1999 .........    647,822,500     $   647,823     $ 671,750    $  746,957     $(3,589,686)    $(1,523,156)
                         ===========     ===========     =========    ==========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
            For the Years Ended December 31, 1999, 1998 and 1997 and
     for the Period from January 25, 1996 (Inception) to December 31, 1999

--------------------------------------------------------------------------------

                                                                                                     For the
                                                                                                   Period from
                                                                                                   January 25,
                                                                 For the Year Ended                    1996
                                                                    December 31,                  (Inception) to
                                                        --------------------------------------      December 31,
                                                          1999          1998           1997            1999
                                                        ---------   -----------    -----------      -----------
Cash flows from operating activities
   Net loss ........................................    $ (23,956)  $(1,040,237)   $(2,086,226)     $(3,589,686)
   Adjustments to reconcile net loss to net cash
     used in operating activities
       Common stock to be issued for software
         development costs .........................      571,750            --             --          571,750
       Common stock issued for professional services           --            --             --           25,000
       Common stock issued for related party payable      140,403            --             --          140,403
   Increase (decrease) in
     Accounts payable ..............................     (686,417)      717,845      1,230,662        1,284,357
     Due to related party ..........................      (27,617)      118,517        (29,998)         112,902
                                                        ---------   -----------    -----------      -----------
         Net cash used in operating activities .....      (25,837)     (203,875)      (885,562)      (1,455,274)
                                                        ---------   -----------    -----------      -----------
Cash flows from financing activities
   Common stock subscription received ..............      100,000            --             --          100,000
   Proceeds from issuance of bridge notes ..........           --       200,000             --          375,000
   Repayment of bridge notes .......................           --            --             --          (50,000)
   Proceeds from issuance of common stock ..........           --            --        500,000        1,375,000
   Cost of issuance of common stock ................           --            --        (68,500)        (270,623)
                                                        ---------   -----------    -----------      -----------
         Net cash provided by financing activities..      100,000       200,000        431,500        1,529,377
                                                        ---------   -----------    -----------      -----------
           Net increase (decrease) in cash .........       74,163        (3,875)      (454,062)          74,103
Cash (book overdraft), beginning of period .........          (60)        3,815        457,877               --
                                                        ---------   -----------    -----------      -----------
Cash (book overdraft), end of period ...............    $  74,103   $       (60)   $     3,815      $    74,103
                                                        =========   ===========    ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
            For the Years Ended December 31, 1999, 1998 and 1997 and
     for the Period from January 25, 1996 (Inception) to December 31, 1999

--------------------------------------------------------------------------------

                                                                                                     For the
                                                                                                   Period from
                                                                                                   January 25,
                                                                 For the Year Ended                    1996
                                                                    December 31,                  (Inception) to
                                                        --------------------------------------      December 31,
                                                          1999          1998           1997            1999
                                                        ---------   -----------    -----------      -----------
Supplemental disclosures of cash flow information

   Interest paid ................................      $       --   $        --    $        --      $    11,521
                                                        =========   ===========    ===========      ===========
   Income taxes paid ............................      $       --   $        --    $     1,600      $     1,600
                                                        =========   ===========    ===========      ===========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
During the year ended December 31, 1999, a stockholder contributed $140,403 due this stockholder as additional paid-in capital.

During the year ended December 31, 1999, the Company recorded $571,750 of software development costs as additional paid-in capital, which represents the Company's commitment to issue 11,435,000 shares of common stock to a vendor (see
Note 3).

During the year ended December 31, 1997, the Company converted $175,000 of bridge notes into 2,625,000 shares of common stock.



   The accompanying notes are an integral part of these financial statements.

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF BUSINESS

         URREA Enterprises, Inc. ("URREA"), a Nevada corporation, acquired EduLink, Inc. ("OLD EduLink"), a California corporation engaged in the development of educational software, on October 28, 1999. After the acquisition, URREA changed its name to EduLink, Inc.

         URREA issued 388,800,000 shares of common stock to acquire 100% of the common stock of OLD EduLink. The acquisition was accounted for as a reverse acquisition of URREA by OLD EduLink as the stockholders of OLD EduLink owned 60% of the common stock of URREA after the acquisition, resulting in a recapitalization of URREA. URREA had no significant assets or liabilities at the date of acquisition and did not have significant operations prior to the acquisition. Therefore, no pro forma information is presented.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Going Concern

         The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 1999, 1998, and 1997, the Company incurred losses of $23,956, $1,040,237, and $2,086,226, respectively. As of December 31, 1999, the Company is in the development stage and is primarily engaged in research and development activities. Accordingly, the accompanying statements of operations should not be regarded as typical for normal periods of operation. The Company's development stage status, recurring net losses, and capital deficit raise substantial doubt about its ability to continue as a going concern. Additional financing will be required in order for the Company to complete its development stage activities. Management believes that it will be able to obtain such financing from new investors.

         To meet these objectives, the Company expects to complete an additional $9,500,000 private placement of preferred equity in early 2000, which management expects will provide sufficient funding to continue the Company's present operations and support future marketing and development activities. The company has received subscription amounting to $1,187,500 on which no fees or commission was due or payable through March 8, 2000, in connection with the offering, $100,000 of which was received prior to December 31, 1999.

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Going Concern (Continued)

         The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

         Development Stage Enterprise

         The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Software Development Costs

         Development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company has not completed its software development to the point of technological feasibility, and accordingly, no costs have been capitalized.

         Stock Split

         In October 1999, the Company's Board of Directors declared a 50-for-1 stock split. All applicable share and per share data have been retroactively restated for the stock split.

         Income Taxes

         The Company uses the asset and liability method of accounting for income taxes. The asset and liability method accounts for deferred income taxes by applying enacted statutory rates in effect for periods in which the difference between the book value and the tax bases of assets and liabilities are scheduled to reverse. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws or rates. Because the Company has incurred losses from operations, no benefit is realized for the tax effect of the net operating loss carryforward due to the uncertainty of its realization.

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Impairment of Long-Lived Assets

         The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company would recognize an impairment loss based on the estimated fair value of the asset.

         Loss per Share

         Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Because the Company has incurred net losses, basic and diluted loss per share are the same.

         Comprehensive Income

         The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financials statements since the Company did not have any of the items of comprehensive income in any period presented.

NOTE 3 - ACCOUNTS PAYABLE

         On January 5, 2000, the Company entered into an agreement with its major vendor and the vendor's affiliates to settle a disputed amount of a contractual obligation arising from a software development contract. The Company owed $1,708,000 at December 31, 1999 to this vendor and its affiliates. The agreement calls for a settlement of the entire outstanding balance for $1,000,000 within the period specified by the agreement. The Company has agreed to pay the vendor at specified dates 15% of the net financing proceeds it receives pursuant to its financing activities. In the event the Company is unable to pay this agreed amount by December 31, 2000, commencing January 1, 2000, interest shall accrue on the unpaid balance at the prime rate as determined at the end of each quarter, plus 1%.

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 3 - ACCOUNTS PAYABLE (Continued)

         In addition, the agreement states that the Company will assign to the vendor intellectual property rights of the software developed if the $1,000,000 obligation is not paid by December 31, 2001.

         Further, the Company has agreed to issue approximately 11,435,000 shares of its common stock as part of the settlement agreement within 60 days of the date of this agreement in lieu of shares and warrants that were agreed upon previously. This commitment to issue common stock has been recorded as common stock to be issued at $571,750, which represents the value of the Company's common stock based on a recent subscription of shares through a private placement memorandum dated December 19, 1999.

         The settlement has been recorded as a change in accounting estimate. Accordingly, software development costs have been credited for a net amount of $136,000. The effect of this change in accounting estimate is to decrease net loss for the year ended December 31, 1999 by $136,000 and to decrease net loss per share by $0.00031.

NOTE 4 - BRIDGE NOTES PAYABLE

         Bridge notes represent notes payable at 10% per annum and are currently due for payment. The Company issued 20,869,412 and 11,435,294 warrants to purchase shares of common stock to the 1998 and 1996 lenders, respectively, at an average exercise price of $0.034 per share.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

         Lease

         The Company co-leases its facility under an operating lease agreement with an unrelated third party. Future minimum lease payments at December 31, 1999 were as follows:

         Year Ending                                    Gross        Company's
         December 31,                                Commitment       Portion
         ------------                                ----------      ---------
             2000.................................     103,254        $ 36,139
             2001.................................     106,673          37,335
             2002.................................     106,673          37,335
                                                      --------        --------
                Total.............................    $316,600        $110,809
                                                      ========        ========

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 5 - COMMITMENTS AND CONTINGENCIES (Continued)

         Lease (Continued)

         Rent expense was $31,711 and $28,648, and $5,124 for the years ended December 31, 1999, 1998, and 1997, respectively.

         Employment Agreement

         In September 1999, the Company entered into five-year employment contracts with its President, Chief Executive Officer, and Senior Vice President that provide for a minimum annual salary, incentives, and bonuses, which are based on the Company's attainment of specified levels of sales and earnings. The annual salaries for the three officers are $150,000, $150,000, and $90,000, respectively. During the year ended December 31, 1999, all three officers were not compensated, and unpaid compensation in the amounts of $50,000, $50,000, and $30,000, respectively, was waived by the officers.

NOTE 6 - RELATED PARTY TRANSACTIONS

         During the year ended December 31, 1999, one of the principal stockholders of the Company paid $112,902 of the Company's expenses, which are recorded on the accompanying balance sheet as due to related party. In addition, this principal stockholder contributed $140,403 due to this stockholder as additional capital.

NOTE 7 - COMMON STOCK AND COMMON STOCK WARRANTS

         During the period from January 25, 1996 (inception) to December 31, 1996, the Company issued 28,302,353 shares of common stock in connection with a private placement for $622,877, net of expenses of $202,213. In addition, the Company issued 276,754,118 shares of common stock to its founders and professionals and 58,300,000 shares to the investment bankers in exchange for services valued at $25,000.

         During the year ended December 31, 1997, the Company issued 20,531,471 shares of common stock in connection with a private placement for $431,500, net of expenses of $68,500. In addition, the Company issued 2,287,058 shares of common stock to its founders and professionals.

         The Company issued warrants to purchase 51,458,824 common shares in connection with a private placement at an average exercise price of $0.035. In addition, the Company also issued 125,788,235 warrants to its principal stockholders and directors and 2,287,059 warrants to a consultant.

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 7 - COMMON STOCK AND COMMONS STOCK WARRANTS (Continued)

         A summary of the Company's warrant activity is listed below:

                                                                           Weighted-        Weighted-
                                                            Weighted-      Average          Average
                                                             Average       Exercise         Exercise
                           Stock             Stock          Remaining      Price of         Price of
         Exercise         Warrants          Warrants       Contractual     Warrants         Warrants
          Price         Outstanding        Exercisable        Life        Outstanding      Exercisable
        -----------     ------------       -----------    ------------    -----------      -----------
         $    0.035       84,907,059        84,907,059     2.74 years      $   0.035        $   0.035
         $   0.0022      125,788,235       125,788,235     4.51 years         0.0022        $  0.0022
         $ 0.000087        1,143,529         1,143,529     4 years          0.000087        $0.000087
                         -----------       -----------
                         211,838,824       211,838,824
                         ===========       ===========

         The Company obtained a valuation for its warrants from an independent firm that used the Black-Scholes option valuation model with the following weighted-average assumptions for the years ended December 31, 1999 and 1998: dividend yields of 0% and 0%, respectively; risk free interest rates of 7% and 6%, respectively; expected volatility of 0% and 0%, respectively; and expected lives of four and four years, respectively.

         The weighted-average fair value of the warrants issued during the years ended December 31, 1999 and 1998 was $0.022 and $0, respectively.


NOTE 8 - INCOME TAXES

         The Company has incurred no income tax expenses since inception. The actual tax benefit differs from the expected tax benefit computed by applying the United States federal corporate tax rate of 34% to loss before income taxes as follows:

                                                         1999         1998          1997
                                                      ---------    ---------     ---------
         Expected tax benefit .....................   $  (8,000)   $(354,000)    $(709,000)
         State income taxes, net of federal benefit          --      (10,000)      (20,000)
         Changes in valuation allowance ...........       8,000      364,000       729,000
                                                      ---------    ---------     ---------
             Total ................................   $      --    $      --     $      --
                                                      =========    =========     =========

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 8 - INCOME TAXES (Continued)

         The tax effects of temporary differences that give rise to deferred tax assets were as follows

                                                              1999           1998            1997
                                                          -----------    -----------     -----------
         Net operating loss carryforwards .............   $   317,000    $   308,000     $    76,000
         Software development costs capitalized for tax
             purposes .................................     1,210,000      1,033,000       2,582,000
                                                          -----------    -----------     -----------
                                                            1,527,000      1,341,000       2,658,000
         Less valuation allowance .....................    (1,527,000)    (1,341,000)     (2,658,000)
                                                          -----------    -----------     -----------
                  Total ...............................   $        --    $        --     $        --
                                                          ===========    ===========     ===========

         At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $794,000 and $396,000, respectively, which begin to expire in 2011 and 2001, respectively.

NOTE 9 - YEAR 2000 ISSUE

         The Company has completed a comprehensive review of its computer systems to identify the systems that could be affected by ongoing Year 2000 problems. Upgrades to systems judged critical to business operations have been successfully installed. To date, no significant costs have been incurred in the Company's systems related to the Year 2000.

         Based on the review of the computer systems, management believes all action necessary to prevent significant additional problems has been taken. While the Company has taken steps to communicate with outside suppliers, it cannot guarantee that they have all taken the necessary steps to prevent any service interruption that may affect the Company.

NOTE 10 - SUBSEQUENT EVENTS

         On February 1, 2000, the Company entered into an agreement with an officer to issue warrants to purchase 34,305,000 shares of common stock at an exercise price of $0.0022 per share.

                                  EDULINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 10 - SUBSEQUENT EVENTS (Continued)

         As of March 8, 2000, the Company has received subscriptions amounting to $1,187,500, including $100,000 received in December 1999, on which no fees or commission was due or payable in connection with the December 1999's private placement memorandum offering.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         EduLink, Inc.
                                                         ------------------
                                                         Registrant

Date: March 9, 2000                               By:    /s/ Michael Rosenfeld
                                                         ----------------------
                                                  Title: Chief Executive Officer

Exhibits

2.1     Agreement and Plan of Merger between URREA Enterprises and EduLink Inc.

3.1     Articles of Incorporation of URREA Enterprises, Inc.

3.2     Articles of Merger for URREA Enterprises, Inc.

3.3     By-laws of EduLink Inc.

4.1     Form of Warrant Agreement with Michael Rosenfeld (Rosenfeld Warrant
        Agreement)

4.2     Amendment to Rosenfeld Warrant Agreement, dated September 15, 1999

4.3     Form of Warrant Agreement with Ronald C. Rescigno (Rescigno Warrant
        Agreement)

4.4     Amendment to Rescigno Warrant Agreement, dated September 15, 1999

4.5     Warrant Agreement with Dorothy Tucker, dated September 15, 1999.

4.6     Warrant Agreement with Kathleen McGuire, dated September 15, 1999

4.7     Warrant Agreement with Ian Rescigno, dated February 1, 2000

4.8     Specimen of common stock certificate

10.1    Agreement with Saatchi & Saatchi North America, Inc. dated January 5,
        2000.

10.2 Employment Agreement between Michael Rosenfeld and EduLink Inc., dated September 4, 1999 ("Rosenfeld Employment Agreement")

10.3    Amendment to Rosenfeld Employment Agreement, dated February 1, 2000

10.4 Employment Agreement between Ronald Rescigno and EduLink Inc., dated September 4, 1999 ("Dr. Rescigno Employment Agreement")

10.5    Amendment to Dr. Rescigno Employment Agreement dated February 1, 2000

10.6 Employment Agreement between Ian Rescigno and EduLink Inc., dated September 4, 1999 ("Ian Rescigno Employment Agreement")

10.7    Amendment to Ian Rescigno Employment Agreement, dated February 1, 2000

10.8    Agreement with Science Applications International Corporation.

10.9    Agreement with Professor Gary B. Nash, Ph.D.

10.10   Agreement with McGuire and Associates.

11.1    Statement of Computation of Per Share Earnings

21.1    Subsidiaries of the Registrant

27.1    Financial Data Schedule

INDEX TO EXHIBITS

Exhibit
Number            Description of Document
-------           ------------------------------------

2.1               Agreement and Plan of Merger between URREA Enterprises and
                  EduLink Inc.

3.1               Articles of Incorporation of URREA Enterprises, Inc.

3.2               Articles of Merger for URREA Enterprises, Inc.

3.3               By-laws of EduLink Inc.

4.1               Form of Warrant Agreement with Michael Rosenfeld (Rosenfeld
                  Warrant Agreement)

4.2               Amendment to Rosenfeld Warrant Agreement, dated September 15,
                  1999

4.3               Form of Warrant Agreement with Ronald C. Rescigno (Rescigno
                  Warrant Agreement)

4.4               Amendment to Rescigno Warrant Agreement, dated September 15,
                  1999

4.5               Warrant Agreement with Dorothy Tucker, dated September 15,
                  1999.

4.6               Warrant Agreement with Kathleen McGuire, dated September 15,
                  1999

4.7               Warrant Agreement with Ian Rescigno, dated February 1, 2000

4.8               Specimen of common stock certificate

10.1              Agreement with Saatchi & Saatchi North America, Inc. dated
                  January 5, 2000.

10.2 Employment Agreement between Michael Rosenfeld and EduLink Inc., dated September 4, 1999 ("Rosenfeld Employment Agreement")

10.3              Amendment to Rosenfeld Employment Agreement, dated February 1,
                  2000

10.4 Employment Agreement between Ronald Rescigno and EduLink Inc., dated September 4, 1999 ("Dr. Rescigno Employment Agreement")

10.5              Amendment to Dr. Rescigno Employment Agreement dated February
                  1, 2000

10.6 Employment Agreement between Ian Rescigno and EduLink Inc., dated September 4, 1999 ("Ian Rescigno Employment Agreement")

10.7              Amendment to Ian Rescigno Employment Agreement, dated February
                  1, 2000

10.8              Agreement with Science Applications International Corporation.

10.9              Agreement with Professor Gary B. Nash, Ph.D.

10.10             Agreement with McGuire and Associates.

11.1              Statement of Computation of Per Share Earnings

21.1              Subsidiaries of the Registrant

27.1              Financial Data Schedule